Exhibit 99.1

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

This Amendment to Securities Purchase Agreement (this “Amendment”) is entered into as of December 8, 2025 by and between TNL Mediagene, a company incorporated under the laws of the Cayman Islands (the “Company”), and 3i, LP, a Delaware limited partnership (the “Investor”).

WHEREAS, the Securities Purchase Agreement (the “Purchase Agreement”) was entered into as of November 25, 2024 (the “Subscription Date”), pursuant to which the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, certain senior convertible notes;

WHEREAS, Section 9(e) of the Purchase Agreement provides that the Purchase Agreement may be amended by an instrument in writing signed by the Company and the Required Holders (as defined in the Purchase Agreement), and the Investor alone constitutes such Required Holders; and

WHEREAS, the Company and the Investor desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Amendment to the Purchase Agreement.

(a)	Section 1(b)(ii) of the Purchase Agreement is hereby amended and restated as follows:

“(ii) Subsequent Closings.

(A) Subject to the satisfaction (or express waiver by each Buyer) of (i) the conditions set forth in Sections 6 and 7, (ii) the Equity Conditions (as defined in the Notes issued on December 8, 2025) and (iii) the Additional Funding Conditions (as defined below), the Company shall have the right to require each Buyer to purchase, and such Buyer shall have the right to require the Company to sell and issue, additional notes (the “Additional Notes”) in one or more additional closings (each a “Subsequent Closing” and together with the First Closing, the “Closings”) of an additional subscription amount (each a “Subsequent Subscription Amount”) of up to $1,500,000 (or a higher amount as agreed by each Buyer) in each Subsequent Closing and up to an aggregate of $6,500,000 in all Subsequent Closings, the first Subsequent Closing to occur on December 8, 2025 and all other Subsequent Closings to be on the same terms and conditions as the first Subsequent Closing, which shall occur at the same time of day and location as the first Subsequent Closing by delivering to each Buyer or the Company, as applicable, an irrevocable written notice (a “Subsequent Closing Notice”) that the Company or such Buyer shall have exercised its right to require the other party to consummate the Subsequent Closing for the purchase and sale of the Notes at the Subsequent Closing. The date of the Subsequent Closing (the “Subsequent Closing Date” and together with the First Closing Date, a “Closing Date”) shall be the date identified in the Subsequent Closing Notice, which shall be a Trading Day not less than five (5) Trading Days following the date of the Subsequent Closing Notice. “Additional Funding Conditions” means (a) the average daily VWAP of the Ordinary Shares for the twenty (20) consecutive Trading Days ending on the last Trading Day immediately preceding a Subsequent Closing Date is greater than $0.50 (to be appropriately adjusted for any share split, share dividend, share combination or other similar transactions), (b) the average daily trading volume of the Ordinary Shares on the Trading Market during each Trading Day for the twenty (20) consecutive Trading Days prior to such Subsequent Closing Date exceeds $150,000, (c) the aggregate principal amount of Notes outstanding is less than $350,000 as of the Trading Day immediately prior to such Subsequent Closing Date, (d) the Registration Statement (as defined in the Registration Rights Agreement) has been declared effective by the SEC (and with respect to which no stop order has been issued), and (e) there shall have been no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default (as defined in the Notes).

(B) Each Subsequent Closing Notice shall state (A) that, unless such notice is being delivered by a Buyer, the Registration Statement has been declared effective by the SEC (and with respect to which no stop order has been issued); (B) the date and time of such Subsequent Closing; (C) the applicable purchase price for such Closing, and (D) that all the conditions to the Subsequent Closing set forth in this Section 1(b)(ii), and Sections 6 and 7 are satisfied or will be satisfied (or waived in writing) at such Subsequent Closing. Subject to compliance with the applicable federal securities laws, the Company and each Buyer may mutually agree on such other date and time for a Subsequent Closing. Notwithstanding anything herein to the contrary, the right to effect a Subsequent Closing hereunder by the Company or each Buyer shall automatically terminate at 11:59 p.m. New York City time on June 8, 2027.

(C) Subject to the satisfaction (or express waiver by each Buyer) of all of the conditions applicable to a Subsequent Closing, in each of the first two Subsequent Closings,  the Company shall issue to each Buyer a warrant, substantially in the form attached hereto as Exhibit B (collectively, the “Warrants”), to purchase, initially, a number of Ordinary Shares (the Ordinary Shares issuable upon exercise of the Warrants, the “Warrant Shares”) equal to 25% of the quotient obtained by (i) the original principal amount of the Additional Note issued to such Buyer in such Subsequent Closing, divided by (ii) the Conversion Price as defined in the Additional Note issued to such Buyer.”

(b)	Section 4(j) of the Purchase Agreement is hereby amended and restated as follows:

“(j) Buyer’s Share Sale Limit. For as long as any Buyer holds any Notes and provided that there is no existing Event of Default (as defined in the Notes), such Buyer (and any transferee or assignee of any Notes) shall limit the aggregate daily selling amount of the Ordinary Shares it receives from conversion of its Notes pursuant to Sections 8(a) through 8(d) of the Notes to the higher of (i) 10% of the daily trading volume of the Ordinary Shares on the Trading Market, and (ii) $50,000.”

(c)	Effective as of the date of this Amendment and unless otherwise agreed by the Company and the Investor, any Notes issued pursuant to the Purchase Agreement shall be substantially in the form attached hereto as Exhibit A. As used in the Purchase Agreement, “Notes” means any senior convertible notes issued pursuant to the Purchase Agreement since the Subscription Date.

2. Additional Representations and Warranties of the Company. The Company represents and warrants to each of the Buyers that, as of each Additional Closing Date:

(a)	The execution and delivery of this Amendment, the Additional Notes, the Warrants and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the offer, issuance, and sale of the Additional Notes and the Warrants and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Additional Notes and the Warrant Shares issuable upon exercise of the Warrants) have been duly authorized by the Company’s board of directors and each of its Subsidiaries’ board of directors or other governing body, as applicable, and (other than the filing of a Form D with the SEC, the filing of one or more registration statements pursuant to the Registration Rights Agreement and any other filings as may be required by any state securities agencies) no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their shareholders or other governing body in connection with the offer, issuance, and sale of the securities contemplated by this Amendment.

(b)	The Warrant Shares, when issued upon exercise of the Warrants, will be validly issued, fully paid and non-assessable and free from all Liens with respect to the issuance thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares.

3. Initial Additional Note and Initial Warrant. On the date hereof and subject to the satisfaction (or express waiver by the Investor) of all of the conditions applicable to a Subsequent Closing under the Purchase Agreement, the Company shall issue to the Investor (a) an Additional Note in the original principal amount of $1,666,667 (the “Initial Additional Note”) and (b) a Warrant to initially purchase 1,401,880 Ordinary Shares, for an aggregate purchase price of $1,500,000.

4. Registration Rights. Within thirty (30) calendar days of the date hereof, the Company shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Investor of (a) the maximum number of Conversion Shares issuable upon conversion of the Initial Additional Note and (b) the maximum number of Warrant Shares issuable upon exercise of the Warrant issued together with the Initial Additional Note. The Company shall use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable (and in any event within sixty (60) calendar days following the date hereof) and keep such registration statement effective at all times until all such Conversion Shares and Warrant Shares have been issued to and sold by the Investor.

5. No Other Modification. Except as specifically amended by the terms of this Amendment, all terms and conditions set forth in the Purchase Agreement shall remain in full force and effect, as applicable.

6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

7. Entire Agreement. This Amendment contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement. Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Purchase Agreement.

8. Further Assurances. Each party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

9. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this Amendment is legal, valid and binding for all purposes.

10. Headings. The descriptive headings of the various provisions of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

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[Signature Page to Amendment to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective for all purposes as of the date first above written.

3i, LP

By:

By:
Name:
Title:

TNL MEDIAGENE

By:
Name:
Title:

Exhibit A

Form of Note

(Attached)

Exhibit B

Form of Warrant

(Attached)